FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the           August 19, 2003

                     Indo-Pacific Energy Ltd.
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X       Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      X       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd .
(Registrant)

Date:	19 th August 2003	/s/ David Bennett
(Signature)

David Bennett
(Name)

Director
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Indo-Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about August 14, 2003

Item 3. Press Release

August 14, 2003 Wellington, New Zealand

Item 4. Summary of Material Change

Kahili Discovery now Gas Development with NGC

Wellington, New Zealand – August 14, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) is pleased to announce that it and the other PEP 38736 joint venture parties are entering into commercial arrangements with NGC Holdings Ltd, www.natgas.co.nz whereby a pipeline and pre-treatment facilities will link the Kahili gas discovery into NGC’s gas gathering system and the Kapuni gas treatment plant.

Indo-Pacific’s Investor Relations firm is now The Sorenson Group Ltd. A new free phone number will be advised shortly. In the interim a New Zealand number is +64 4 476-2529

Item 5. Full Description of Material Change

Kahili Discovery now Gas Development with NGC

Wellington, New Zealand – August 14, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) is pleased to announce that it and the other PEP 38736 joint venture parties are entering into commercial arrangements with NGC Holdings Ltd, www.natgas.co.nz whereby a pipeline and pre-treatment facilities will link the Kahili gas discovery into NGC’s gas gathering system and the Kapuni gas treatment plant.

The commercial terms of the arrangement have been approved by the Boards of all parties, and subject to finalization of contract, the project will commence. A 7 mile export pipeline will run from the Kahili site to NGC’s 24” untreated gas pipeline between the Kapuni plant and Methanex’s methanol facility, where a pre-treatment facility will be built to separate and store the condensates (light oils), before injection of the gas stream into the Kapuni pipeline.

NGC will build, own and operate the pipeline and the separation and storage facilities, while Indo-Pacific will remain responsible for operation of the well. NGC will purchase the gas and LPG’s at the pre-treatment site, and the PEP 38736 parties will uplift the condensates from that site and transport them to the oil tank farm in New Plymouth, for export and sale. Pipeline construction will commence in the next few months, and the system is expected to be commissioned around end of first quarter, 2004.

NGC is the owner and operator of more than 2,000 miles of high pressure gas transmission line and associated facilities, serving most major cities in North Island, New Zealand. It also owns and operates more than 1,500 miles of low pressure local distribution pipelines, and processes, transports, sells and supplies gas to a wide range of commercial and retail customers. As well as being a major gas and LPG retailer in its own right, it also handles gas transport on behalf of other major gas owners and users, and provides independent metering services to over 800,000 homes and businesses. Indo-Pacific Energy CEO Dave Bennett said “ We are extremely pleased to have secured an agreement with NGC which will ensure Kahili and any other nearby discoveries can be linked readily to market. This marks a significant step in the positioning of Indo-Pacific as a supplier of gas to national markets, at a time when New Zealand has a pressing need to secure new gas supplies. We look forward to further expanding and developing this relationship with NGC, to mutual and national benefit”

Indo-Pacific is permit operator and holds a total 45% interest in PEP 38736 and the Kahili field, with Tap Oil holding 30% and IRM 25%.

Indo-Pacific’s Investor Relations firm is now The Sorenson Group Ltd. A new free phone number will be advised shortly. In the interim a New Zealand number is +64 4 476-2529

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

August 14, 2003 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Kahili Discovery now Gas Development with NGC

Wellington, New Zealand – August 14, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) is pleased to announce that it and the other PEP 38736 joint venture parties are entering into commercial arrangements with NGC Holdings Ltd, www.natgas.co.nz whereby a pipeline and pre-treatment facilities will link the Kahili gas discovery into NGC’s gas gathering system and the Kapuni gas treatment plant.

The commercial terms of the arrangement have been approved by the Boards of all parties, and subject to finalization of contract, the project will commence. A 7 mile export pipeline will run from the Kahili site to NGC’s 24” untreated gas pipeline between the Kapuni plant and Methanex’s methanol facility, where a pre-treatment facility will be built to separate and store the condensates (light oils), before injection of the gas stream into the Kapuni pipeline.

NGC will build, own and operate the pipeline and the separation and storage facilities, while Indo-Pacific will remain responsible for operation of the well. NGC will purchase the gas and LPG’s at the pre-treatment site, and the PEP 38736 parties will uplift the condensates from that site and transport them to the oil tank farm in New Plymouth, for export and sale. Pipeline construction will commence in the next few months, and the system is expected to be commissioned around end of first quarter, 2004.

NGC is the owner and operator of more than 2,000 miles of high pressure gas transmission line and associated facilities, serving most major cities in North Island, New Zealand. It also owns and operates more than 1,500 miles of low pressure local distribution pipelines, and processes, transports, sells and supplies gas to a wide range of commercial and retail customers. As well as being a major gas and LPG retailer in its own right, it also handles gas transport on behalf of other major gas owners and users, and provides independent metering services to over 800,000 homes and businesses. Indo-Pacific Energy CEO Dave Bennett said “ We are extremely pleased to have secured an agreement with NGC which will ensure Kahili and any other nearby discoveries can be linked readily to market. This marks a significant step in the positioning of Indo-Pacific as a supplier of gas to national markets, at a time when New Zealand has a pressing need to secure new gas supplies. We look forward to further expanding and developing this relationship with NGC, to mutual and national benefit”

Indo-Pacific is permit operator and holds a total 45% interest in PEP 38736 and the Kahili field, with Tap Oil holding 30% and IRM 25%.

Indo-Pacific’s Investor Relations firm is now The Sorenson Group Ltd. A new free phone number will be advised shortly. In the interim a New Zealand number is +64 4 476-2529

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: +64 4 476 2529

Web site: http://www.indopacific.com Email: ir@indopacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.